UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 25, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Johannesburg, Friday, 25 September 2020. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

A.	VESTING IN SHARE APPRECIATION RIGHTS AND SALE OF ORDINARY SHARES BY PRESCRIBED OFFICER

The following transactions are disclosed in relation to SARS:

1. Name of director:	VP Tobias (Prescribed Officer)
Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2014:	17 November 2019
Number of 2014 SARS vested to date:	15 618
2014 SARS issue value per share:	R18.41
1-day Volume Weighted Average price of shares	R96.0163
Nature of transaction:	On market sale of shares
Number of ordinary shares issued to settle 2014 SARS:	12 623
Date of sale:	18 September 2020
Selling price per share:	R94.0390
Day highest sale price:	R95.8200
Day lowest sale price:	R91.5100
Proceeds for total on market sale:	R1 187 054.30
Class of Securities:	Ordinary Shares
Nature and extent of prescribed officer’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the prescribed officer.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
25 September 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 25, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director